02046825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 7-1-02

For the Month of July 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

EDP Electricidade de Portugal

Lisbon, July 24th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

EDP ACQUIRES TREASURY STOCKS TO GRANT AS ANNUAL PERFORMANCE BONUS

Pursuant to Article 248 of the Portuguese Securities Code, the Board of Directors of Electricidade de Portugal, S.A. (EDP), is informing the market of the following:

EDP – Electricidade de Portugal, S.A. acquired 435,000 of Treasury Stocks (0.015% of the share capital), in a daily market session, at an average price of 1.83782 Euros by share.

This operation follows the decision to grant company shares to senior managers and members of the Group managing staff. These shares were granted as an annual performance bonus, within the initiatives defined as to reinforce staff value creation objectives, and according with listed companies good government recommendations.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 2899

Email: ir@edp.pt
Site: www.edp.pt

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director & Chief Executive Officer